6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME CONGESTIVE HEART FAILURE TRIAL TO CONTINUE

Vancouver, Canada, December 2, 2004 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced that its independent Data Safety Monitoring Board (DSMB) has recommended that the phase 2 clinical trial OPT-CHF should continue as planned. The randomized, placebo controlled OPT-CHF is evaluating oxypurinol as an add-on treatment for class III-IV Congestive Heart Failure. The recommendation was based on the second of three planned safety analyses of data from patients who have completed the 24 week trial and a review of safety data from all patients currently enrolled in the trial.

Cardiome's DSMB is composed of independent medical experts who monitor and evaluate the safety of the clinical trial. In order to protect the integrity of the clinical trial, the company remains blinded to the data. OPT-CHF will ultimately enroll 400 patients. The Company expects enrollment to complete by the end of 2004, with results projected to be available in the third quarter of 2005.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now completed enrolment in the first of three Phase 3 clinical trials for IV RSD1235. Controlled-release oral formulations of RSD1235 are currently being evaluated in clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.